First United Ethanol, LLC
4433 Lewis B. Collins Road
Pelham, GA 31779
(229) 522-2822
June 16, 2009
VIA FEDERAL EXPRESS PRIORITY OVERNIGHT
Mindy Hooker
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	First United Ethanol, LLC Responses to comments on Form 10-K for FYE September 30, 2008 Response to comments on Form 10-Q for FQE December 31, 2008 File No. 0-53039
Dear Ms. Hooker:
We are in receipt of your letter dated May 7, 2009 providing comments on our Form 10-K for the fiscal year end September 30, 2008 and our Form 10-Q for the quarter ended December 31, 2008. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our periodic reports, set forth below is each of your comments in chronological order immediately followed by our response.
Form 10-KSB for the year ended September 30, 2008
1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.
Description of Business, page 4
2. Considering the nature of your raw materials and end products, it appears that relevant market data concerning your future basic inputs and outputs, will make the disclosures about your developing business more meaningful to readers, because such information will provide more context. In future filings, for all years presented, please provide disclosures showing the relevant market prices of the following items over time: Ethanol, Distillers Grains, by type, Corn and Natural Gas.

RESPONSE: In future filings we will disclose the relevant comparable market prices of ethanol, distillers grains, corn and natural gas. Due to the fact that the distillers grains and ethanol markets are somewhat less developed than other markets, such as corn and natural gas, it may be difficult to establish reliable market price data for our products. Please see Exhibit A for examples of disclosures we made in our 10-Q for the period ended March 31, 2009 regarding the market prices for ethanol, distillers grains, corn and natural gas. We anticipate further developing these disclosures for our upcoming 10-Q and 10-K filings to include current and anticipated price levels for ethanol, distillers grains, by type, corn and natural gas.
Item 3. Legal Proceedings, page 20
3. In future filings please disclosure the damages being sought in this suit or the possible range of loss. If this information is not available please state that fact and explain why.
RESPONSE: In future filings we will enhance our legal proceedings disclosure to include the damages being sought. The plaintiff in this action, Air Liquide Industrial U.S., LP, is seeking specific performance of the carbon dioxide gas purchase agreement and damages in excess of $75,000. In our 10-Q for the period ended March 31, 2009 (page 31) we disclose that we expect to reach a mutually agreeable settlement for monetary damages.
Management’s Discussion of Analysis — Plan of Operations, page 22
4. Considering that you are in the early stages of operations of an industry with substantial price volatility in inputs (corn, natural gas) and in outputs, (ethanol, distillers grains), you should consider providing more detailed forward looking information about your business model. In future filings, to provide readers with a better understanding of the future viability of the business, you should quantify how a range of prices of those inputs and outputs, along with known fees (both fixed and variable) debt service, and other costs will affect your results of operations.
RESPONSE: In future filings we will include a discussion of how varying prices of our inputs and outputs will affect our results of operations. We expect this enhanced disclosure to include varying price assumptions for corn and natural gas, our primary inputs, as well as for ethanol and distillers grains, our primary products. Due to the relatively stable nature of our fixed costs we are able to anticipate our fixed costs with relative accuracy and, accordingly, anticipate disclosing these fixed costs, but not discussing how variability in our fixed costs would affect our results of operations.

Liquidity and Capital Resources, page 25
5. We note your disclosure that you received a waiver regarding noncompliance with certain debt financing covenants in connection with the litigation described elsewhere in your filing. In future filings please clearly disclose the covenants which were breeched and the terms of your waiver. Additionally, in future filings, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants.
RESPONSE: In future filings we will enhance our disclosure of the debt financing covenants for which we have obtained waivers as well as our most restrictive covenants. In our 10-Q for the period ended March 31, 2009 (pages 23-24) we disclose a comprehensive summary of the debt financing covenants for which we have obtained waivers and disclosed the temporary status of certain waivers. If, in the future, we believe it is reasonably likely that we may no longer be able to maintain compliance with a material debt financing covenant, we will endeavor to disclose in our filings the possibility of noncompliance as well has the anticipated extent of noncompliance with that material debt financing covenant.
Critical Accounting Estimates, page 27
6. In future filings please enhance your critical accounting policies to discuss events which may trigger an impairment analysis of your property and equipment and a thorough description of the qualitative and quantitative factors you may consider in determining if an impairment analysis is necessary. Also, please disclose in future filings whether you have performed a recent impairment test pursuant to SFAS 144. Please explain any qualitative and quantitative factors you considered.
RESPONSE: In future filings we will enhance our disclosure of critical accounting policies to include a discussion of events that may trigger an impairment analysis of our property and equipment. In our 10-Q for the period ended March 31, 2009 (page 7) we discuss our impairment analysis and the quantitative analysis implemented by our management team. We will continue to disclose this impairment analysis in future filings. Furthermore, we will include this analysis within the Management’s Discussion and Analysis portion of our report.
7. We note your disclosure that it is currently not practicable to estimate the fair value of the notes payable to WestLB due to unique terms and conditions. Please enhance your future disclosures to clearly explain what these unique terms and conditions are.
RESPONSE: In future filings we will enhance our disclosure of how the fair value of our financial instruments is estimated. Please see our 10-Q for the period ended March 31, 2009 (page 7) for our method of estimating the fair value of our financial instruments, including our long-term debt instruments with WestLB. Furthermore, we will include this analysis within the Management’s Discussion and Analysis portion of our report.

Form 10-Q for the period ended December 31, 2008
Results of Operations — Cost of Goods Sold, page 16
8. We note cost of goods sold decreased as you recorded a net gain on derivatives in 2008. In future filings please include a comprehensive discussion of your hedging activities. In a reasonably practicable manner please identify and quantify the transactions which you have hedged. Additionally, if the absolute gross impact of your hedging transactions are material to your cost of goods sold, quantify those amounts and discuss your hedging strategy.
RESPONSE: In future filings we will enhance our disclosure and discussion regarding our hedging activities and strategies in the Results of Operations section of our reports. Please see our 10-Q for the period ended March 31, 2009 (page 30 under the heading Derivative Instruments) for a summary of our limited outstanding derivative instruments. In our future filings, we will incorporate the absolute gross impact of our corn and natural gas hedging transactions into our costs of goods sold discussion and/or the absolute gross impact of our ethanol hedging activity into our revenues discussion, as the case may be. Currently, for example, we are only hedging a small amount of our corn needs so our discussion of the impact of our hedging activities on our results of operations would only be presented with our costs of goods sold discussion.
Liquidity and Capital Resources, page 17
9. Your disclosure indicates that you are working with your senior lender to address the potential liquidity constraints that may surface during your first year of operations. In future filings, please further enhance your disclosures to identify these potential constraints, the potential impact to your business and operations and how you intend to address them.
RESPONSE: In future filings we will enhance our disclosures to specifically identify our current and potential liquidity constraints, the potential impact of these constraints to our business and operations, as well as a discussion of our plan to address our liquidity constraints. Our 10-Q for the period ended March 31, 2009 (pages 19-24) includes a discussion of our liquidity issues and our plan for addressing these issues. We will continue to update and enhance this discussion as we move forward with the implementation of this plan.
In connection with our responses to the Commission’s comments, we acknowledge the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, FIRST UNITED ETHANOL, LLC
By:	/s/ Murray Campbell
Murray Campbell, President and Chairman

Enclosures

EXHIBIT A
SUPPLEMENTAL DISCLOSURES PURSUANT TO COMMENT NUMBER 2
From Page 18 of FUEL’s 10-Q for the period ended March 31, 2009:
Additional Information
The following table shows additional data regarding production and price levels for our primary inputs and products for the three months ended March 31, 2009.

Three Months ended
March 31, 2009
Production:
Ethanol sold (gallons)	21,560,530
Dried distillers grains sold (tons)	63,997
Wet distillers grains sold (tons)	1,437
Revenues:
Ethanol average price per gallon	$1.613
Dried distillers grains revenue per gallon of ethanol sold	$0.379
Wet distillers grains revenue per gallon of ethanol sold	$0.005
Total revenue per gallon of ethanol sold	$1.997
Costs:
Corn cost per gallon of ethanol sold	$1.595
Chemical and additive costs per gallon of ethanol sold	$0.081
Natural gas cost per gallon of ethanol sold	$0.280
Denaturant cost per gallon of ethanol sold	$0.026
Electricity cost per gallon of ethanol sold	$0.046
Transportation cost per gallon of ethanol sold	$0.039
Direct Labor cost per gallon of ethanol sold	$0.042
Overhead cost per gallon of ethanol sold	$0.002
Total cost per gallon of ethanol sold	$2.110
From Page 25 of FUEL’s 10-Q for the period ended March 31, 2009:
The chart below shows average corn prices from January 2005 to the present time in Kansas City, Kansas and reflects recent increases in the per bushel price of corn:

From Page 28 of FUEL’s 10-Q for the period ended March 31, 2009:
The following chart provides average ethanol prices in Kansas City, Kansas since June 2007 until the present time: